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           [LETTERHEAD OF EAGLE USA AIRFREIGHT, INC. APPEARS HERE]


                                                                August 11, 1999

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re:      Eagle USA Airfreight, Inc.
         Withdrawal of Registration Statement on Form S-3 (Reg. No. 333-84043)

Ladies and Gentlemen:

         Reference is made to Registration Statement (Reg. No. 333-84043) on Form S-3 (the "Registration Statement") of Eagle USA Airfreight, Inc., a Texas corporation (the "Company"), which was filed with the Securities and Exchange Commission on July 29, 1999. The Company hereby applies pursuant to Rule 477 under the Securities Act of 1933, as amended, for withdrawal of the Registration Statement. This application for withdrawal is being made as a result of the determination by the selling shareholder named in the registration statement not to proceed at this time with a public offering of the shares covered by the registration statement.

     Please address any questions or comments with respect to the foregoing to Mr. Gene J. Oshman of Baker & Botts, L.L.P. at 713/229-1178.

                                     Very truly yours,
                                     EAGLE USA AIRFREIGHT, INC.


                                      By: /s/ JAMES R. CRANE
                                         ---------------------------------------
                                      Name: James R. Crane
                                      Title: President, Chief Executive Officer
                                             and Chairman of the Board

cc:      Ken Lench (SEC)